

October 7, 2014

Via E-mail
Xiong Weiping
Chief Executive Officer
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street
Haidian District
Beijing
People's Republic of China (100082)

> **Re:** **Aluminum Corporation of China Limited**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 1, 2014**
> **Response Submitted September 19, 2014**
> **File No. 001-15264**

Dear Mr. Weiping:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Item 4. Information on the Company, page 30
B. Business Overview, page 34

1.   We note your response to comment 2 from our letter dated August 13, 2014. We are unable to locate the calculations totaling 77.37 million tonnes of bauxite reserves for your Pingguo mine in the materials that were provided supplementally. Please advise.

2.   Additionally, please explain to us how you determined that the drillhole or sample spacing used in your reserve determination provided the geologic certainty for the classification of proven or probable reserves.

3.   We note your response to comment 3 from our letter dated August 13, 2014. Please tell us under which category your economically recoverable reserves are reported with respect to the PRC Standards and the level of economic study that has been performed.

4.   We note your response to comment 4 from our letter dated August 13, 2014 and we reissue the comment. Please replace the term production with a term such as extraction until you have defined a proven or probable reserve.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining